================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                   (Mark One)

              [X] ANNUAL REPORT PURSUANT TO SECTION  15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ______ to ______

                        Commission file number 33-96830

             A.   Full title of the plan:  The Money Store Profit-Sharing Plan

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              The Money Store Inc.
                               2840 Morris Avenue
                            Union, New Jersey  07083


================================================================================

                      THE MONEY STORE PROFIT-SHARING PLAN

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits
 with Fund Information as of December 31, 1997 and 1996                    1

Statements of Changes in Net Assets Available for Plan
 Benefits with Fund Information for the Years Ended
 December 31, 1997 and 1996                                              2 - 3

Notes to Financial Statements                                            4 - 8

     Schedule 1 - Assets Held for Investment Purposes as of
       December 31, 1997                                                   9

     Schedule 2 - Reportable Transactions for the Year
       Ended December 31, 1997                                            10

Exhibits:
     Exhibit 1 - Independent Auditors' Consent

                         INDEPENDENT AUDITORS' REPORT


Board of Trustees
The Money Store Profit-Sharing Plan:


We have audited the accompanying financial statements of The Money Store Profit-Sharing Plan as of December 31, 1997 and 1996 and for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a)
- Schedule of Assets Held for Investment Purposes and Item 27(d) - Schedule of Reportable Transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and the net gain or loss of investments sold. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Sacramento, California
July 9, 1998

                                THE MONEY STORE
                              PROFIT-SHARING PLAN
              Statement of Net Assets Available for Plan Benefits
                          December 31, 1997 and 1996


                                         FEDERATED                                              PUTNAM             FIDELITY
                                          CAPITAL          INTERMEDIATE        INCOME         VISTA BASIC          ADVISOR
                                        PRESERVATION        BOND FUND          FUND OF           VALUE             GROWTH
                                            FUND            OF AMERICA         AMERICA          CLASS A         OPPORTUNITIES
                                        ------------       ------------      -----------      ------------      -------------
DECEMBER 31, 1997
-----------------

Investments, at fair market value        $ 8,223,846        $ 3,945,230      $ 8,634,837      $ 13,407,306       $ 15,727,763
Participant loans                                  -                  -                -                 -                  -
Contributions receivable:
  Employer                                         -                  -                -                 -                  -
                                         ------------------------------------------------------------------------------------

         Total assets                      8,223,846          3,945,230        8,634,837        13,407,306         15,727,763
                                         ------------------------------------------------------------------------------------
         Net assets available for
         plan benefits                   $ 8,223,846        $ 3,945,230      $ 8,634,837      $ 13,407,306       $ 15,727,763
                                         ====================================================================================


DECEMBER 31, 1996
-----------------
Investments, at fair market value        $ 6,523,115        $ 2,928,089      $ 5,395,394      $  8,301,523       $  8,937,752
Participant loans                                  -                  -                -                 -                  -
Contributions receivable:
  Employer                                   770,625            247,254          427,884           635,411            785,391
                                         ------------------------------------------------------------------------------------

         Total assets                      7,293,740         3,175,343        5,823,278         8,936,934          9,723,143
         Less:  accounts payable                   -                 -                -                 -                  -
                                         ------------------------------------------------------------------------------------
         Net assets available for
         plan benefits                   $ 7,293,740       $ 3,175,343      $ 5,823,278      $  8,936,934       $  9,723,143
                                         ===================================================================================


                                            THE MONEY       FEDERATED       PARTICIPANT
                                              STORE         PRIME CASH         LOAN
                                           STOCK FUND          FUND           ACCOUNT           OTHER
                                           -----------      ----------      -----------      -----------
DECEMBER 31, 1997
-----------------

Investments, at fair market value          $ 4,935,840        $501,229      $         -      $         -
Participant loans                                    -               -        1,336,766                -
Contributions receivable:
  Employer                                           -               -                -        3,749,310
                                           -------------------------------------------------------------

         Total assets                        4,935,840         501,229        1,336,766        3,749,310
                                           -------------------------------------------------------------
         Net assets available for
         plan benefits                     $ 4,935,840        $501,229      $ 1,336,766      $ 3,749,310
                                           =============================================================


DECEMBER 31, 1996
-----------------
Investments, at fair market value          $ 3,170,523        $ 39,603      $         -      $         -
Participant loans                                    -               -          842,437                -
Contributions receivable:
  Employer                                     434,461               -                -                -
                                           -------------------------------------------------------------

         Total assets                        3,604,984          39,603          842,437                -
         Less:  accounts payable                     -               -                -                -
                                           -------------------------------------------------------------
         Net assets available for
         plan benefits                     $ 3,604,984        $ 39,603      $   842,437      $         -
                                           =============================================================





DECEMBER 31, 1997                          LIABILITIES           TOTAL
-----------------                          ------------      -------------
Investments, at fair market value          $          -        $ 55,376,051
Participant loans                                     -           1,336,766
Contributions receivable:
 Employer                                             -           3,749,310
                                           --------------------------------

         Total assets                                 -          60,462,127
                                           --------------------------------
         Net assets available for
         plan benefits                     $          -        $ 60,462,127
                                           ================================


DECEMBER 31, 1996
-----------------
Investments, at fair market value          $         -         $ 35,295,999
Participant loans                                    -              842,437
Contributions receivable:
 Employer                                            -            3,301,026
                                           --------------------------------

         Total assets                                -           39,439,462
         Less:  accounts payable               (33,862)             (33,862)
                                           --------------------------------
         Net assets available for
         plan benefits                     $   (33,862)        $ 39,405,600
                                           ================================

                See accompanying notes to financial statements.

                                THE MONEY STORE
                              PROFIT-SHARING PLAN
        Statement of Changes In Net Assets Available For Plan Benefits
                         Year Ended December 31, 1997


                                                        FEDERATED                                                PUTNAM
                                                         CAPITAL         INTERMEDIATE         INCOME          VISTA BASIC
                                                       PRESERVATION       BOND FUND           FUND OF            VALUE
                                                           FUND           OF AMERICA          AMERICA           CLASS A
                                                       ------------      ------------       -----------       ------------
ADDITIONS:

   Net appreciation (depreciation)
         in the fair market value of
         investments                                    $    87,718        $  294,049       $ 1,466,903       $  2,521,398
   Interest                                                       -                 -                 -                  -
   Participant contributions                              1,133,109           720,688         1,305,908          1,884,947
   Employer contributions                                   426,396           239,182           436,000            678,053
                                                        ------------------------------------------------------------------
         Total additions                                  1,647,223         1,253,919         3,208,811          5,084,398

      Interfund transfers                                  (300,556)         (313,386)          (83,232)          (120,953)

DEDUCTIONS:

   Benefits paid to participants                            416,561           170,646           314,020            493,073
                                                        ------------------------------------------------------------------
         Total deductions                                   416,561           170,646           314,020            493,073

      Net increase                                          930,106           769,887         2,811,559          4,470,372

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:

   Beginning of year                                      7,293,740         3,175,343         5,823,278          8,936,934
                                                        ------------------------------------------------------------------
   End of year                                          $ 8,223,846       $ 3,945,230       $ 8,634,837       $ 13,407,306
                                                        ==================================================================



                                                   FIDELITY
                                                   ADVISOR           THE MONEY        FEDERATED         PARTICIPANT
                                                   GROWTH              STORE          PRIME CASH           LOAN
                                                OPPORTUNITIES       STOCK FUND           FUND             ACCOUNT          OTHER
                                                -------------       -----------       ----------        -----------     -----------
ADDITIONS:

   Net appreciation (depreciation)
         in the fair market value of
         investments                             $  3,247,796      $ (1,046,244)       $       -        $        -      $     -
   Interest                                                 -                 -           11,157            85,854            -
   Participant contributions                        2,490,923         1,569,998          353,922                 -            -
   Employer contributions                             884,527           575,685          130,409                 -       3,749,310
                                                 ---------------------------------------------------------------------------------
         Total additions                            6,623,246         1,099,439          495,488            85,854       3,749,310

      Interfund transfers                             (69,115)          453,981          (33,862)          433,261            -

DEDUCTIONS:

   Benefits paid to participants                      549,511           222,564                -            24,786            -
                                                 ---------------------------------------------------------------------------------
         Total deductions                             549,511           222,564                -            24,786            -

      Net increase                                  6,004,620         1,330,856          461,626           494,329       3,749,310

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:

   Beginning of year                                9,723,143         3,604,984           39,603           842,437            -
                                                ----------------------------------------------------------------------------------
   End of year                                  $  15,727,763       $ 4,935,840       $  501,229        $1,336,766      $3,749,310
                                                ==================================================================================


                                                   LIABILITIES         TOTAL
                                                   -----------       ---------
ADDITIONS:

   Net appreciation (depreciation)
         in the fair market value of
         investments                                 $    -       $  6,571,620
   Interest                                               -             97,011
   Participant contributions                              -          9,459,495
   Employer contributions                                 -          7,119,562
                                                     -------------------------
         Total additions                                  -         23,247,688

      Interfund transfers                              33,862              -

DEDUCTIONS:

      Benefits paid to participants                       -          2,191,161
                                                     -------------------------
         Total deductions                                 -          2,191,161

      Net increase                                     33,862       21,056,527

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:

   Beginning of year                                  (33,862)      39,405,600
                                                     -------------------------
   End of year                                       $      -     $ 60,462,127
                                                     =========================

                See accompanying notes to financial statements.

                                THE MONEY STORE
                              PROFIT-SHARING PLAN
        Statement of Changes in Net Assets Available for Plan Benefits
                         Year Ended December 31, 1996


                                       FEDERATED                                      PUTNAM         FIDELITY
                                        CAPITAL      INTERMEDIATE       INCOME      VISTA BASIC      ADVISOR          THE MONEY
                                      PRESERVATION    BOND FUND         FUND OF        VALUE          GROWTH            STORE
                                          FUND        OF AMERICA        AMERICA       CLASS A      OPPORTUNITIES      STOCK FUND
                                      ------------   ------------       -------     -----------    -------------      ----------
ADDITIONS:

    Net appreciation (depreciation)
        in the fair market value of
        investments                     $ 301,986     $  97,771      $   656,002   $ 1,308,622      $ 1,209,732      $    812,335
    Interest                                  -             -                -             -              -                   -
    Participant contributions             700,289       604,300          939,313     1,344,693        1,841,107               -
    Employer contributions                926,813       407,060          692,807     1,022,517        1,255,620           411,165
                                      -----------    ----------      -----------   -----------      -----------      ------------
          Total additions               1,929,088     1,109,131        2,288,122     3,675,832        4,306,459         1,223,500

        Interfund transfers              (179,153)     (270,699)        (157,543)       57,792         (332,333)        1,881,563

DEDUCTIONS:

    Benefits paid to participants         621,698       249,773          351,997       443,774          585,876           110,924
                                      -----------    ----------      -----------   -----------      -----------      ------------
          Total deductions                621,698       249,773          351,997       443,774          585,876           110,924

        Net increase (decrease)         1,128,237       588,659        1,778,582     3,289,850        3,388,250         2,994,139

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS:

    Beginning of year                   6,165,503     2,586,684        4,044,696     5,647,084        6,334,893           610,845
                                      -----------   -----------      -----------   -----------     ------------      ------------

    End of year                       $ 7,293,740   $ 3,175,343      $ 5,823,278   $ 8,936,934     $  9,723,143      $  3,604,984
                                      ===========   ===========      ===========   ===========     ============      ============


                                         FEDERATED       PARTICIPANT
                                         PRIME CASH         LOAN
                                            FUND          ACCOUNT          LIABILITIES             TOTAL
                                         ----------      -----------       -----------             -----
ADDITIONS:

    Net appreciation (depreciation)
        in the fair market value of
        investments                     $  (5,113)      $      -          $       -              $ 4,381,335
    Interest                                7,133           47,800                -                   54,933
    Participant contributions             972,618              -                  -                6,402,320
    Employer contributions                304,605              -                  -                5,020,587
                                      -----------       ----------        -----------            -----------
          Total additions               1,279,243           47,800                -               15,859,175

        Interfund transfers            (1,391,924)         405,397            (13,100)                   -

DEDUCTIONS:

    Benefits paid to participants              63           70,828                -                2,434,933
                                      -----------       ----------        -----------            -----------
          Total deductions                     63           70,828                -                2,434,933

        Net increase (decrease)          (112,744)         382,369            (13,100)            13,424,242

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS:

    Beginning of year                     152,347          460,068            (20,762)            25,981,358
                                      -----------      -----------        -----------            -----------

    End of year                       $    39,603      $   842,437        $   (33,862)           $39,405,600
                                      ===========      ===========        ===========            ===========

                See accompanying notes to financial statements.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

(1)  DESCRIPTION OF PLAN

     The Money Store Profit Sharing Plan (the "Plan") is designed to provide retirement, disability and death benefits to employees of The Money Store Inc. and subsidiaries (the "Employer"). The Plan is a participant-directed defined contribution plan, to which participants and the Employer can make contributions to an account held in the participant's name. Participants in the Plan are permitted to direct the investment of their Plan accounts into any one or a combination of the following investments: Federated Capital Preservation Fund, Intermediate Bond Fund of America, Income Fund of America, Putnam Vista Basic Value Fund Class A, Fidelity Advisor Growth Opportunities, The Money Store Stock Fund and the Federated Prime Cash Fund. The retirement benefit the participant receives will depend on the investment performance of the amounts that are in their account. Employees are eligible for participation after three months of employment, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA). Participants should refer to the Plan documents for a more complete description of the Plan's provision.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)   BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

     (b)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (c)  INVESTMENT VALUATION

     The Plan's investment funds, including The Money Store Stock Fund, are valued at quoted market prices. Investment transactions are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS



(3)  SUMMARY OF PRINCIPAL PROVISIONS

     (a)   RETIREMENT BENEFITS

     Participants may choose to have their benefits distributed to them in one of the following ways:

     In a lump sum payment of cash; or

     In substantially equal monthly, quarterly, or annual installment payments of cash over a period of years not to exceed life expectancy as calculated each year or the joint and last survivor life expectancy of the participant and his beneficiary, determined in each case as the earlier of (1) the end of the Plan year in which the employee attains the age of 70 1/2, or (2) the retirement date. If the participant's beneficiary is his spouse, the life expectancies may be recalculated each year.

     The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

     (b)  DISABILITY BENEFITS

     Any participant who becomes permanently disabled prior to termination of employment shall become 100% vested in his account.

     (c)  DEATH BENEFITS

     The beneficiary of any participant is entitled to 100% of such benefits.

     (d)  VESTING

     All participants are vested 100% in their contributions. A participant becomes fully vested in employer contributions (see Note 4) after five full years of credited service, as defined. The vesting period and corresponding vesting percentages are as follows:

                                                        PERCENTAGE
                  Number of Years                         VESTED
             -------------------------              -----------------
               Less than 3 full years                         0%
               3 full years                                  25%
               4 full years                                  60%
               5 or more full years                         100%

                      THE MONEY STORE PROFIT-SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS



(4)  FUNDING POLICY

     (a)  SALARY DEFERRAL CONTRIBUTIONS

     Participants may elect to have salary deferral contributions made by the Employer to their salary deferral contributions sub-account each Plan year by executing a Salary Deferral Agreement with the Employer.

     Participants may elect to defer from 1% to 10% of their compensation, as defined, otherwise payable to them, but not more than the amount allowable by the Internal Revenue Service in any calendar year. Participant deferrals will not be subject to federal income tax until it is paid, but will be subject to Social Security Act taxes currently and may be subject to state and local taxes where applicable.

     (b)  DISCRETIONARY MATCHING EMPLOYER CONTRIBUTIONS

     The Employer may, at its discretion and out of net profits of the Company, make matching employer contributions to the participant's discretionary matching employer contributions sub-accounts. These contributions will be based upon a percentage of the participant's salary deferral contributions. The discretionary matching employer contributions for the years ended December 31, 1997 and 1996 were $3,370,252 and $2,179,380, respectively, based on matching percentages of 50% up to 6% of the participants' salary deferral contributions.

     (c)  DISCRETIONARY EMPLOYER CONTRIBUTIONS

     The Employer may make discretionary contributions out of net profits of the Company to the Participant's discretionary employer contribution sub-accounts. Contributions, if any, will be made in an amount to be determined each year by the Board of Directors of the Company. The discretionary employer contributions for the years ended December 31, 1997 and 1996, were $4,649,310 and $3,301,026, respectively.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS


(5)  ALLOCATION OF CONTRIBUTIONS AND FORFEITURES

     Employer contributions and allocated forfeitures from discretionary matching Employer contributions, to which any participant is entitled, shall be allocated in the same proportion as each participant's discretionary matching employer contribution bears to the total discretionary matching employer contribution during the year. Forfeitures for the years ended December 31, 1997 and 1996 were $513,607 and $411,555, respectively. Forfeitures allocated to reduce the discretionary employer contribution for the years ended December 31, 1997 and 1996 are $900,000 and $0, respectively.

     The Employer's discretionary contribution each plan year will be allocated in proportion to the sum of the following amounts for all members eligible to share for the plan year. First, covered pay above and below the social security taxable wage base and second, covered pay above the social security taxable wage base only ("excess pay"). The "excess pay" is counted twice in the above allocation formula because social security benefits are not provided on that portion of the participants pay.

(6)  PARTICIPANT LOANS

     A loan feature of the Plan allows participants to borrow from their vested Plan contributions for the education of the participant or their dependents, unusual medical expenses, the purchase or construction of a home or other severe financial need deemed acceptable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7 to 12.5 percent. Principal and interest is paid ratably through payroll deduction level payments at least quarterly.

(7)  FEDERAL INCOME TAXES

     The Internal Revenue Service issued its latest tax determination letter on December 12, 1995, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS



(8)  ADMINISTRATION EXPENSES

     Administrative expenses rendered on behalf of the Plan were paid by the Company.

(9)  RELATED PARTY TRANSACTIONS

     Certain Plan Investments are shares of The Money Store Inc. Stock. The Money Store Inc. is the Plan sponsor as defined by the Plan and, therefore these transactions qualify as party-in-interest.

(10) SUBSEQUENT EVENT

     On March 4, 1998 the Company signed a definitive merger agreement ("the Agreement") with First Union Corporation, a leading provider of financial services with assets of $157,000,000,000. In connection with this transaction, First Union Corporation will acquire all of the outstanding stock of the Company. The Agreement became effective as of June 30, 1998.

     Subject to Section 6.19(c) of the Agreement, First Union Corporation will continue, or cause the Company to continue, the employee benefit plans that the Company has in effect as of the date of the merger until such time, no earlier than July 1, 1999, as First Union Corporation determines to convert such employee benefit plans to employee benefit plans maintained by First Union Corporation.

                                                                      Schedule 1
                                                                      ----------

                      THE MONEY STORE PROFIT-SHARING PLAN

         Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

      Issuer                 Shares               Name of Asset                      Description           Cost**     Market Value
      ------                -------               -------------                      -----------           ------     ------------
  Federated Funds      8,223,874.5580   Federated Capital Preservation Fund       Preservation fund     $ 8,223,846   $  8,223,846

  American Funds         292,821.6080   Intermediate Bond Fund of America         Income fund             3,924,944      3,945,230

  American Funds         485,574.8887   Income Fund of America                    Balanced fund           8,221,977      8,634,837

  Putnam Funds         1,129,511.8980   Putnam Vista Basic Value Class A          Growth fund            12,113,455     13,407,306

  Fidelity Funds         370,500.9030   Fidelity Advisor Growth Opportunities     Growth fund            13,720,637     15,727,763

  The Money Store Inc.   235,040.0000   The Money Store Stock Fund*               Company stock           5,492,757      4,935,840


  Federated Funds        501,229.7300   Federated Prime Cash Fund                 Cash fund                 501,229        501,229


  Participants                          Participant Loan Account (216 loans outstanding),*
                                        interest rates ranging from 7.0% to 12.5%                         1,336,766      1,336,766

                           *  Party-in-interest

                           ** These amounts represent revalued costs as of
                              January 1, 1997

                                                                      Schedule 2
                                                                      ----------


                      THE MONEY STORE PROFIT-SHARING PLAN

               Item 27(d) - Schedule of Reportable Transactions

                         Year Ended December 31, 1997


                                                Number of      Purchase       Number        Selling                    Gain
                                                Purchases       Price        of Sales        Price        Cost        (Loss)
                                                ---------    ------------    --------     -----------     ----        ------
Federated Capital Preservation Fund                   194     $  778,443          242      $1,079,584       *            *
Intermediate Bond Fund of America                     114        541,972          213         378,156       *            *
Income Fund of America                                144        900,760          239         351,680       *            *
Putnam Vista Basic Value Class A                      171        978,385          255         561,488       *            *
Fidelity Advisor Growth Opportunities                 175      1,910,436          263         594,159       *            *
Money Store Stock Fund                                 52      1,549,644           92       1,885,090       *            *
Federated Prime Cash Fund                             193      3,542,715           90         969,495       *            *

   * Historical cost information was unavailable to be provided by the Plan Administrator, therefore gain/(loss) on sale was also unable to be determined.

                              REQUIRED INFORMATION


     The Statement of Net Assets Available for Plan Benefits of the Plan as of December 31, 1997 and the related Statement of Changes in Net Assets Available for Plan Benefits and supplemental schedules for the year ended December 31, 1997, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       THE MONEY STORE PROFIT-SHARING PLAN

                                       By:  /s/ Harry Puglisi
                                            -----------------
                                            Name:  Harry Puglisi
                                            Title:    Trustee

Dated:  July 16, 1998